Exhibit 23.3

Consent of Independent Registered Certified Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-225686) and related Prospectus of SEACOR Marine Holdings Inc. for the registration of common stock, preferred stock, debt securities and warrants and to the incorporation by reference therein of our report dated April, 27, 2017, with respect to the consolidated financial statements and schedule of SEACOR Marine Holdings Inc. as of December 31, 2016, and for the years ended December 31, 2016 and 2015 included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boca Raton, Florida

July 26, 2018